UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dorman Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

258278100

(CUSIP Number)

Steven L. Berman c/o Dorman Products, Inc. 3400 East Walnut Street Colmar, PA 18915 (215) 997-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS: Steven L. Berman Attached as Exhibit 1 is a copy of an agreement between the Reporting Persons that this Schedule 13D/A is being filed on behalf of each of them.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF;OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,729,297
	8	SHARED VOTING POWER 803,585
	9	SOLE DISPOSITIVE POWER 2,745,789
	10	SHARED DISPOSITIVE POWER 803,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,549,374
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS: Sharyn Berman Attached as Exhibit 1 is a copy of an agreement between the Reporting Persons that this Schedule 13D/A is being filed on behalf of each of them.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF;OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 955,536
	8	SHARED VOTING POWER 803,585
	9	SOLE DISPOSITIVE POWER 972,028
	10	SHARED DISPOSITIVE POWER 803,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,775,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 4 of 9

Item 1.	Name of Issuer:

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of Dorman Products, Inc., a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 3400 East Walnut Street, Colmar, Pennsylvania 18915.

Item 2.	Identity and Background:

(a) This statement is being filed by Steven L. Berman and Sharyn Berman (the “Reporting Persons”). The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that the Reporting Persons are the beneficial owners of any securities covered by this statement, or that this schedule is required to be filed by such person or that such persons constitute a group within the meaning of Section 13(d)(3) of the Exchange Act.

(b) The business address for the Reporting Persons is c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915.

(c) The Reporting Persons are: (i) Steven L. Berman, Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer; and (ii) Sharyn Berman, the sister-in-law of Steven L. Berman and widow of the late Richard N. Berman, the Issuer’s former Chairman of the Board of Directors and Chief Executive Officer.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are resident of the Commonwealth of Pennsylvania and citizens of the United States of America.

Item 3.	Source and Amounts of Funds and other Consideration:

The Reporting Persons have used personal funds to purchase the Common Stock or acquired the Common Stock through gifts, estate planning or inheritance.

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Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the shares of Common Stock for investment purposes.

As Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer, Steven L. Berman will regularly explore potential actions and transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

Except as discussed above in Steven L. Berman’s capacity as Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the following:

	(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

	(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

	(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

	(e)	Any material change in the present capitalization or dividend policy of the Issuer;

	(f)	Any other material change in the Issuer’s business or corporate structure;

	(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

	(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

	(j)	Any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer:

As of February 14, 2011:

	(a)	(i) Steven L. Berman may be deemed to be the beneficial owner of 3,549,374 shares of Common Stock, which represents 19.9% of the Issuer’s Common Stock based upon 17,878,709 shares outstanding as of the close of business on February 14, 2011. The above amount excludes 4,173,093 shares of Common Stock that may be deemed beneficially owned by the Shareholders (as defined in Item 6 below) other than the shares held by Steven L. Berman, the estate of Richard N. Berman, the GRATS (as defined below) and the Richard N. Berman GRATS (as defined below) who are parties to the Shareholders’ Agreement (as defined in Item 6 below), as to all of which shares Steven L. Berman disclaims beneficial ownership.

(ii) Sharyn Berman may be deemed be the beneficial owner of 1,775,613 shares of Common Stock, which represents 9.9% of the Issuer’s Common Stock based upon 17,878,709 shares outstanding as of the close of business on February 14, 2011. The above amount excludes 5,946,854 shares of Common Stock that may be deemed beneficially owned by the Shareholders (as defined in Item 6 below) other than the shares held by Sharyn Berman, the estate of Richard N. Berman, the Richard N. Berman CRUTS (as defined below) and the Sharyn Berman GRAT (as defined below) who are parties to the Shareholders’ Agreement (as defined in Item 6 below).

	(b)	(i) Steven L. Berman has sole voting and dispositive power with respect to 2,729,297 shares of Common Stock beneficially owned by him, which amount includes: (i) 822,395 shares held directly; (ii) 1,271,398 shares held by the Steven L. Berman Grantor Retained Annuity Trusts (the “GRATS”); (iii) 55,536 shares held by The Steven L. Berman Charitable Remainder Trusts (the “CRUTS”); (iv) 57,639 shares held by three different trusts, each dated October 27, 2003, for the benefit of each of Steven L. Berman’s children (each, a “Trust” and together, the “Trusts”); (v) 116,932 shares held by six different trusts, each dated October 27, 2003, for the benefit of the late Richard N. Berman’s children (each, a “Richard N. Berman Trust” and together, the “Richard N. Berman Trusts”); and (vi) 405,397 shares held by the Richard N. Berman Grantor Retained Annuity Trusts (the “Richard N. Berman GRATS”). Steven L. Berman is the trustee for each of the GRATS, the CRUTS, the Trusts, the Richard N. Berman Trusts and the Richard N. Berman GRATS, in which capacity he has sole voting and dispositive power over the shares held by such trusts.

Steven L. Berman has the right to direct the trustee of the Issuer’s 401(k) Plan as to the disposition of 16,492 shares of Common Stock held through the 401(k) Plan. Steven L. Berman does not have voting power over these shares.

Steven L. Berman shares voting and dispositive power with respect to 803,585 shares of Common Stock beneficially owned by him, which amount includes: (i) 161,800 shares held by BREP I, a Pennsylvania limited partnership (“BREP I”); (ii) 190,200 shares held by BREP III, a Pennsylvania limited partnership (“BREP III, and together with BREP I, the “Partnerships”); and (iii) 451,585 shares held by the estate of Richard N. Berman, of which he is the co-executor with Sharyn Berman. The general partner of each of the Partnerships is BREP, Inc., a

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 7 of 9

Pennsylvania corporation. Steven L. Berman is a limited partner of each of the Partnerships and a controlling shareholder of BREP, Inc.

Steven L. Berman shares voting and dispositive power with respect to the shares held by the Partnerships with Sharyn Berman, the co-executor of the estate of Richard N. Berman and his father, Jordan S. Berman, who is the President, a director and a shareholder of BREP, Inc. The business address for the estate of Richard N. Berman and Jordan S. Berman is c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915. The late Richard N. Berman was formerly the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Jordan S. Berman is retired. During the last five years, neither the late Richard N. Berman nor Jordan S. Berman has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors. During the last five years, neither the late Richard N. Berman nor Jordan S. Berman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The late Richard N. Berman was, and Jordan S. Berman is, a resident of the Commonwealth of Pennsylvania and a citizen of the United States of America.

(ii) Sharyn Berman has sole voting and dispositive power with respect to 955,536 shares of Common Stock beneficially owned by her, which amount includes: (i) 37,692 shares held directly, (ii) 55,536 shares held by the Richard N. Berman Charitable Remainder Trusts (the “Richard N. Berman CRUTS”); and (iii) 862,308 shares held by the Sharyn Berman Retained Annuity Trust (the “Sharyn Berman GRAT”). Sharyn Berman is the trustee of each of the Sharyn Berman GRAT and the Richard N. Berman CRUTS, in which capacity she has sole voting and dispositive power over the shares held by such trusts.

Sharyn Berman has the right to direct the trustee of the Issuer’s 401(k) Plan as to the dispositive of 16,492 shares of Common Stock held as the beneficiary of the 401(k) account of her late husband, Richard N. Berman, under the 401(k) Plan. Sharyn Berman does not have voting power over these shares.

Sharyn Berman shares voting and dispositive power with respect to 803,585 shares of Common Stock beneficially owned by her, which amount includes: (i) 352,000 shares held by the Partnerships, an interest in which Partnerships is held by the estate of Richard N. Berman; and (ii) 451,585 shares held by the estate of Richard N. Berman. Sharyn Berman is a co-executor with Steven L. Berman of the estate of Richard N. Berman. For more information on the Partnerships, see the discussion in Item 5(b)(i) above.

(c)	During the sixty (60) days preceding the date of filing of this Statement, the Reporting Persons did not effect a transaction in the Common Stock of the Issuer.

(d)	Other than as discussed in Item 5(b), no other persons, other than the Reporting Persons, have the right to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that the Reporting Persons owns beneficially.

(e)	Not Applicable.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 8 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Pursuant to the Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006 (the “Shareholders’ Agreement”), among Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman, Fred B. Berman, Deanna Berman and the additional shareholders named therein (each, a “Shareholder” and together, the “Shareholders”), except as otherwise provided in the Shareholders’ Agreement with respect to Jordan S. Berman and Deanna Berman, each Shareholder has granted the others rights of first refusal, exercisable on a pro rata basis or in such other proportions as the exercising shareholders may agree, to purchase shares of Common Stock of the Issuer which any of them, or upon their deaths their respective estates, proposes to sell to third parties. The Issuer has agreed with these Shareholders that, upon their deaths, to the extent that any of their shares are not purchased by any of these surviving Shareholders and may not be sold without registration under the Securities Act of 1933, as amended (the “1933 Act”), the Issuer will use its best efforts to cause those shares to be registered under the 1933 Act. The expenses of any such registration will be borne by the estate of the deceased shareholder. Deanna Berman is Steven L. Berman’s mother and the spouse of Steven L. Berman’s father, Jordan S. Berman. Marc H. Berman and Fred B. Berman are Steven L. Berman’s brothers. The additional Shareholders party to the Shareholders’ Agreement are trusts for which either Steven L. Berman, the late Richard N. Berman, Marc H. Berman or Fred B. Berman act as trustee for the benefit of their children or the children of Richard N. Berman.

The Shareholders, other than Steven L. Berman, Sharyn Berman, the estate of Richard N. Berman, the Trusts (as defined in Item 5(b)), the GRATS (as defined in Item 5(b)), the CRUTS (as defined in Item 5(b)), the Richard N. Berman Trusts (as defined in Item 5(b)), the Richard N. Berman GRATS (as defined in Item 5(b)), the Richard N. Berman CRUTS (as defined in Item 5(b)) and the Sharyn Berman GRAT (as defined in Item 5(b)), may be deemed to beneficially own in the aggregate 2,397,480 shares of Common Stock, which amount represents 13.4% of the Issuer’s Common Stock based upon 17,878,709 shares outstanding as of February 14, 2011, as to all of which shares Steven L. Berman and Sharyn Berman disclaim beneficial ownership.

Other than as indicated in this Statement, Steven L. Berman and Sharyn Berman are not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits:

(1) Joint Filing Agreement, dated February 15, 2011, between Steven L. Berman and Sharyn Berman.

(2) Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008.)

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 15, 2011	/s/ Steven L. Berman
Steven L. Berman

Date: February 15, 2011	/s/ Sharyn Berman
Sharyn Berman

EXHIBIT INDEX

Exhibit No.	Description

(1)	Joint Filing Agreement, dated February 15, 2011, between Steven L. Berman and Sharyn Berman.

(2)	Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008.)